BY EDGAR	767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Corey Chivers
+1 212 310 8893
June 19, 2015	corey.chivers@weil.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Registration Statement on Form S-4 of AMC Entertainment Inc.

Dear Ladies and Gentlemen:

On behalf of AMC Entertainment Inc. (the “Registrant”), please accept for filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Registrant’s Registration Statement on Form S-4 relating to the offer (the “Exchange Offer”) to exchange $600,000,000 aggregate principal amount of the Registrant’s outstanding 5.75% Senior Subordinated Notes due 2025 issued on June 5, 2015 for $600,000,000 aggregate principal amount of 5.75% Senior Subordinated Notes due 2025 (the “Registered Notes”) that are registered under the Securities Act.

Please be advised that funds in the amount of $69,720 representing the registration fee for the filing of the Registration Statement have been transferred by electronic wire transfer to the Securities and Exchange Commission.

Additionally, please note that the Registrant is registering the Registered Notes in reliance on the Staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please find attached as Exhibit A a supplemental letter stating that the Registrant is registering the Exchange Offer in reliance on the Staff’s position contained in these no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

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Please contact the undersigned at (212) 310-8893 with any questions or comments concerning the above or the Registration Statement generally.

Sincerely,

/s/ Corey Chivers

Corey Chivers, Esq.

EXHIBIT A

AMC Entertainment Inc.

One AMC Way

11500 Ash Street

Leawood, Kansas 66211

(913) 213-2000

June 19, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

AMC Entertainment Inc. (the “Company”) is seeking to register $600.0 million in aggregate principal amount of its 5.75% Senior Subordinated Notes due 2025 (the “Registered Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), in reliance upon the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991). As described in the Registration Statement, the Registered Notes will be offered (the “Exchange Offer”) in exchange for the Company’s 5.75%% Senior Subordinated Notes due 2025 issued on June 5, 2015 not registered under the Securities Act (the “Original Notes”). On June 5, 2015, $600.0 million in aggregate principal amount of the Original Notes were issued by the Company and sold through Citigroup Global Markets Inc., as representative for several initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

In accordance with the Staff’s position enunciated in Morgan Stanley & Co. Incorporated, the Company represents that it has not entered into any arrangement or understanding with any person, including, without limitation, any broker-dealer, to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Original Notes using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Registered Notes.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and (b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

If the undersigned is a participating broker-dealer that will receive Registered Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

AMC Entertainment Inc.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel & Secretary